Exhibit 99.1

From:	Len Perham
Sent:	Friday, June 24, 2016 10:57 AM
To:	#All US
Subject:	MoSys Employee Stock Exchange

To MoSys Employees -

Earlier today, at the 2016 Annual Meeting, MoSys’ stockholders approved our proposed stock option exchange program for employees. We have already begun working on the documentation and required SEC filings, and expect to commence the program in the first half of July.  Communication, with detailed instructions, will be issued to employees upon  program launch.

In addition, we also obtained stockholder approval authorizing our board of directors to effect a reverse stock split, if the board deems necessary, to address the NASDAQ $1.00 bid price deficiency. As we expect to have until March 2017 to regain compliance, we do not plan to implement the reverse stock split  in the immediate future.

We appreciate your continued efforts and hard work, as we continue to execute our business plan and increase the value of our company.

Sincerely,

Len Perham